Exhibit 2.1

ASSET PURCHASE AGREEMENT

DATED AS OF JUNE 4, 2004

AMONG

PREMIER ACQUISITION CORP.

AS SELLER,

SOURCECORP, INCORPORATED

AS PARENT OF SELLER

AND

SECURE HEALTH INFORMATION CORP.

AS BUYER

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of June 4, 2004, among PREMIER ACQUISITION CORP., a Delaware corporation (“Seller”), SOURCECORP, INCORPORATED, a Delaware corporation (“Parent”), and SECURE HEALTH INFORMATION CORP., a Colorado corporation (“Buyer”).

R E C I T A L S:

WHEREAS Seller desires to sell, and Buyer wishes to buy, substantially all of the assets used in connection with the medical records release of information business currently engaged in by Seller (collectively the “Business”), other than the assets expressly excluded hereunder, for the price and on the terms and conditions hereinafter set forth.  Parent is the parent company of Seller and desires that this transaction take place.  Capitalized terms not defined in this Agreement shall have the respective meanings ascribed thereto in Exhibit A hereto.

A G R E E M E N T S:

NOW, THEREFORE, for and in consideration of the premises and of the mutual representations, warranties, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions hereinafter set forth, the parties hereto do hereby agree as follows:

ARTICLE I

SALE AND PURCHASE OF ASSETS

1.1.                              Agreement to Sell and Buy.  Subject to the terms and conditions set forth in this Agreement, Seller hereby agrees to sell, transfer and deliver to Buyer on the Closing Date, and Buyer agrees to purchase and accept, all of Seller’s right, title and interest in and to the Assets, free and clear of any Liens (except for those permitted in accordance with Sections 2.5 and 2.6 below), more specifically described as follows: (a) the Personal Property; (b) the Customer Contracts; (c) the Transferable Licenses; (d) all books and records relating to the Customer Contracts (the “Customer Contract Records”), subject to the rights of Seller set forth in Section 4.11(b); (e) all goodwill and going concern value of the Business; and (f) without duplication, all other assets of Seller owned, used or held primarily for use in the Business except the Excluded Assets.

1.2.                              Excluded Assets.  The Assets shall exclude the following assets (the “Excluded Assets”), which shall remain the property of Seller after the Closing:

(a)                                  Seller’s cash and cash equivalents on hand as of the Closing Date and all other cash and cash equivalents in any of Seller’s bank or investment accounts, any securities, whether debt or equity, owned by or on behalf of Seller, any choses in action, any Untagged Assets, any insurance policies, letters of credit, deposits or other similar items and any cash surrender value in regard thereto, and any refunds for taxes or other governmental charges or claims thereto; (b) the Accounts Receivable; (c) the Real Property Leases (including, without limitation, any prepaid rent or lease deposits with respect to the Real Property Leases); (d) any Licenses other than the

Transferable Licenses; (e) any Intellectual Property Rights; (f) the minute books and stock records of Seller and any books and records that Seller is required by law to retain, subject to the right of Buyer to have access and to copy such books and records related to the Business or the Assets at its sole cost and expense for a period of six (6) years from the Closing Date (Seller shall maintain such books and records during such period in their current or a comparable format), and books and records related to internal corporate matters of Seller or its affiliates; (g) any and all claims relating to the Business arising out of events or transactions occurring, or contractually required to occur, entirely prior to the Effective Time, including claims to any refunds or rebates of federal, state or local franchise, income or other taxes for periods or partial periods prior to the Effective Time and all prepayments of taxes for any period, whether ending prior to, on or after the Effective Time; (h) insurance policies owned by Seller or its affiliates in connection with the Business or the Assets and all rights of Seller or such affiliates under or arising out of such insurance policies; (i) the Employee Benefit Plans and their assets and rights in connection therewith; (j) Seller’s software and data (other than data relating to the Customer Contracts) that is to be removed from the Assets after the Closing as contemplated in Section 4.2; and (k) all rights of Seller to receive payments from employees of the Business prior to the Effective Time.

1.3.                              Instruments of Conveyance.  In order to effect the sale, assignment, transfer and conveyance of the Assets contemplated by Section 1.1, Seller shall execute and deliver to Buyer at Closing the Bill of Sale and Assignment in substantially the form attached hereto as Exhibit B (the “Bill of Sale”) and such other assignments, endorsements, deeds and instruments of transfer as shall be reasonably necessary to carry out the intent of this Agreement and as shall be sufficient to vest in Buyer title to the Assets and the right, title and interest of Seller thereto.

1.4.                              Purchase Price.  The Purchase Price for the Assets shall be Seven Hundred Fifty Thousand Dollars ($750,000.00), which amount shall be adjusted to reflect any adjustments or prorations made at Closing as provided in Section 1.5, and shall be paid by Buyer to Seller at Closing by wire transfer of immediately available funds to such account or accounts as are designated by Seller in written instructions to Buyer.

1.5.                              Adjustments and Prorations.  Except as otherwise provided in this Section 1.5, all Transferable License fees, utility charges, real and personal property taxes and assessments levied against the Assets, property and equipment rentals, wages, payroll taxes, salaries, commissions, time sales and service charges, taxes, trade and barter transactions and similar prepaid and deferred items (excluding any prepaid items included as Excluded Assets in Section 1.2), shall be recorded as of the Effective Time in accordance with generally accepted accounting principles consistently applied (“GAAP”) and prorated between Buyer and Seller (based on the number of calendar days remaining in the relevant current payment period in which the Effective Time occurs and, with respect to services to be performed by Buyer under Customer Contracts that have been paid for prior to the Effective Time, based on the amount paid prior to Closing (estimated to be approximately $17,825)).  The Purchase Price shall be adjusted (i.e., increased or decreased) to reflect such prorations.  In addition, and subject to the last sentence of Section 4.5(a), the Purchase Price shall be increased to include the amount of the postage outstanding at the Effective Time on the Pitney Bowes postage meter included in the Personal Property (approximately $20,000 at March 31, 2004).

1.6.                              Assumption of Liabilities and Obligations.  (a) As of the Effective Time, Buyer shall assume, pay, discharge and perform: (i) all of the obligations and liabilities under the Transferable Licenses and the Customer Contracts, arising out of an event occurring from and after the Effective Time, including without limitation any cancellation charges, liabilities or penalties in the event that Buyer elects to terminate or cease performance under such Customer Contracts; (ii) all obligations and liabilities arising out of events occurring from and after the Effective Time related to the ownership of the Assets or the conduct of the Business from and after the Effective Time, including, without limitation, property taxes due and payable based on an assessment date after the Effective Time, whether or not accrued prior to the Effective Time; (iii) any obligations and liabilities resulting from or associated with the termination of employment after the Closing Date of the Transferred Employees (as defined in Section 4.5) or to otherwise comply with its obligations as set forth in Section 4.5; and (iv) the obligations and liabilities of Seller under the Real Property Leases with respect to the Real Property Leases and for the periods specified in Section 4.1(a) and (b) hereof (the foregoing, the “Assumed Liabilities”).

(b)                                 All of the obligations and liabilities of Seller arising prior to the Effective Time, and not otherwise assumed by Buyer pursuant to this Agreement, shall remain the obligations and liabilities of Seller, including, without limitation: (i) any obligations under any contract, lease or agreement not included in the Customer Contracts; (ii) any obligations under the Customer Contracts arising from a breach thereby prior to the Effective Time and obligations under the Real Property Leases other than as specified in Section 4.1 hereof; (iii) any liability or obligation relating to the Employee Benefit Plans; and (iv) any property tax liability due and payable based on an assessment date prior to the Effective Time, whether or not accrued prior to the Effective Time.

1.7.                              Instruments of Assumption.  In order to effect and evidence the assumption of the Assumed Liabilities contemplated by Section 1.6(a), Buyer shall execute and deliver to Seller at Closing the Assumption Agreement in substantially the form attached hereto as Exhibit C (the “Assumption Agreement”) and such other documents as shall be reasonably necessary to carry out the intent of this Agreement and as shall be sufficient to effect and evidence Buyer’s assumption of the Assumed Liabilities.

1.8.                              Allocation of Purchase Price.  At or before the Closing Date, the parties shall allocate the Purchase Price among the Assets in the manner complying with Section 1060 of the Code.  Such allocation will be added to this Agreement as Schedule 1.8 and shall be conclusive and binding on each of the parties hereto for purposes of federal and, where applicable, state and local tax returns, and the parties do hereby agree that they will not voluntarily take any position on such returns inconsistent with such allocation, as adjusted for any Purchase Price adjustments hereunder.  The parties hereby agree to prepare and timely file all applicable forms concerning the allocation of the Purchase Price with the IRS and any other government authority consistent with the allocation, as adjusted for any Purchase Price adjustments hereunder, to cooperate with each other in the preparation of such forms, and to furnish each other with a copy of such forms prepared in draft, within a reasonable period prior to the filing due date thereof.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER AND PARENT

Seller and Parent represent and warrant to Buyer that all of the following representations and warranties with respect to Seller set forth in this Article II are true and correct at the time of this Agreement and at the time of the Closing:

2.1.                              Incorporation, Standing and Authority.  Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and is duly qualified to transact business in the States of Washington and Oregon.  Seller has the requisite corporate power and authority (i) to own, lease and use the Assets as presently owned, leased and used, (ii) to conduct the Business as presently conducted, and (iii) to execute and deliver this Agreement, the Bill of Sale and the other documents contemplated hereby, and to perform and comply with all of the terms, covenants and conditions to be performed and complied with by Seller hereunder and thereunder.

2.2.                              Authorization and Binding Obligation.  The execution, delivery and performance of this Agreement by Seller have been duly authorized by all necessary corporate action on the part of Seller.  This Agreement has been duly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, (ii) the remedies of specific performance and injunctive relief are subject to certain equitable defenses and to the discretion of the court before which any proceedings may be brought and (iii) rights to indemnification hereunder may be limited under applicable securities laws (the “Equitable Exceptions”).

2.3.                              Absence of Conflicting Agreements.  Except as set forth on Schedule 2.3, the execution, delivery and performance of this Agreement (with or without the giving of notice, the lapse of time, or both):  (i) does not require any Consent of, or any filing with, any governmental regulatory authority or any third party;  (ii) will not conflict with any provision of the certificate of incorporation or bylaws of Seller;  (iii) will not violate or conflict with, result in a breach of, or constitute a default under, any law, judgment, order, ordinance, injunction, decree, rule, regulation or ruling of any court or governmental instrumentality, which is applicable to Seller, the Assets or the Business;  (iv) will not conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, or accelerate the acceleration of any performance required by the terms of, any Customer Contract or Transferable License to which any of Seller, the Assets or the Business is a party or by which any of Seller, the Assets or the Business may be bound except for such violations, conflicts, breaches or defaults that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect;  or (v) will not create any Lien upon the Assets.

2.4.                              Real Property; Real Property Leases.  Seller does not own or hold any interest in Real Property other than as set forth on Schedule 2.4 with respect to the Real Property Leases.  Schedule 2.4 sets forth a list and copies of all leases and subleases under which Seller is lessor or lessee or sublessor or sublessee of any Real Property (the “Real Property Leases”).  Copies of all Real Property Leases have been delivered to Buyer.  Seller has not assigned any Real Property Leases.

2.5.                              Title to Personal Property.  Schedule 2.5 contains a true and complete list of all items of the Personal Property used to conduct the Business as now conducted that have a net book value in excess of $1,000.  Seller owns and has good title to all Personal Property set forth on Schedule 2.5 except as noted thereon.  None of the Personal Property set forth on Schedule 2.5 is subject to any Lien, except for (i) Liens for current taxes and assessments not yet due and payable and (ii) any other Liens described on Schedule 2.5.

2.6.                              Material Customers and Customer Contracts.  Schedule 2.6 contains a list of Seller’s Customer Contracts.  Seller has not given to or received from any party on or prior to the Closing any notice or other written communication terminating, or giving notice of termination of, a Customer Contract, and there exists no written notice of, or to Seller’s knowledge, threatened, termination, cancellation or material and adverse modification of a Customer Contract.

2.7.                              Financial Statements.  Schedule 2.7 contains true and complete copies of the unaudited statements of income of Seller for the fiscal year ended December 31, 2003, and for the three-month period ended March 31, 2004 (collectively, the “Financial Statements”).  Except as set forth on Schedule 2.7, the Financial Statements have been prepared in accordance with generally accepted accounting principles and present fairly on a basis consistent with Seller’s historical practice, the results of operations for the periods then ended; provided, however, that the statements do not include notes and normal recurring year-end adjustments, goodwill, deferred taxes and items of corporate overhead.

2.8.                              No Undisclosed Liabilities, Etc.  Since March 31, 2004 (except (i) for the transactions contemplated by this Agreement, and (ii) as set forth on Schedule 2.8), Seller has not incurred any material liability or material obligation (absolute, accrued, contingent or otherwise) of any nature, other than liabilities and obligations incurred in the ordinary course of business, that would properly be reflected or reserved against in a balance sheet prepared in conformity with generally accepted accounting principles applied on a basis consistent with that used in the preparation of the Financial Statements.

2.9.                              Taxes.  Seller has filed or caused to be filed all federal income tax returns and all other federal, state, foreign, county, local or city tax returns that are required to be filed and such returns are correct in all material respects, and it has paid or caused to be paid all taxes shown on said returns or on any tax assessment received by it to the extent that such taxes have become due, or has set aside on its books reserves deemed by it to be adequate with respect thereto.  Except as set forth on Schedule 2.9, there is no action, suit, proceeding, audit or investigation pending or, to the knowledge of Seller, threatened in respect of any taxes for which Seller is or may become liable and relating to the Assets or the Business; no deficiency for such taxes has been proposed, asserted, or to the knowledge of Seller, threatened, nor to the knowledge of Seller, is there a basis for any such action or deficiency.  To Seller’s knowledge, all Real Property and Personal Property of Seller included within the Assets is properly assessed and is not subject to assessment adjustment.  There are no Liens for delinquent taxes on the Assets.  Seller has duly and timely withheld and paid taxes that it is required to withhold and pay relating to salaries and other compensation paid to Seller’s Employees.

2.10.                        Employee Benefit Plans.  Schedule 2.10 contains a complete list as of the date of this Agreement of (i) all Seller’s Employees, and (ii) all “employee benefit plans” as defined in

Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all other plans and arrangements that provide compensation or benefits to employees, whether deferred or not, in excess of base pay, including any bonus or incentive plan, stock rights plan or other fringe benefit plan affecting Seller’s Employees as of the date of this Agreement (collectively, “Employee Benefit Plans”), other than those relating to employees not being offered employment by Buyer.  Seller does not maintain any welfare benefit plan (as defined in Section 3(2) of ERISA) providing for continuing benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”).

2.11.                        Insurance.  Schedule 2.11 contains a complete list of insurance policies relating to the Assets or the Business owned or held by Seller as of the date of this Agreement.

2.12.                        Claims and Legal Actions.  Except as set forth on Schedule 2.12, there is no claim, legal action, suit, arbitration, governmental investigation or other proceeding pending, or to Seller’s knowledge, threatened, against or relating to Seller, the Assets or the Business that, individually or in the aggregate, would materially and adversely affect Seller’s ability to consummate the transactions contemplated by this Agreement.

2.13.                        Compliance with Laws.  Seller has complied with and is in compliance with all federal, state, local and foreign statutes, laws, ordinances, regulations, rules, permits, judgments, orders or decrees applicable to it or any of its properties, assets, operations and businesses, and there does not exist any basis for any claim of default under or violation of any such statute, law, ordinance, regulation, rule, judgment, order or decree except with respect to (i) Seller’s business practices with respect to copy and retrieval fees with respect to the Business and the litigation set forth on Schedule 2.12, neither of which shall be deemed to be covered by this Section 2.13, or (ii) such defaults or violations, if any, that in the aggregate do not and will not have a Material Adverse Effect.  Seller has not received any opinion or memorandum or legal advice from any legal counsel to the effect that either Seller or the Business is exposed to any liability or disadvantage that is or may be material to Seller or the Business.

2.14.                        Absence of Certain Changes.  Since March 31, 2004 (except (i) for the execution and delivery of this Agreement and (ii) as set forth on Schedule 2.8), Seller has not:

(a)                                  had any change in the condition of the Assets of the Business (financial or otherwise), other than changes in the ordinary course of business or those that would not be reasonably likely to have a Material Adverse Effect;

(b)                                 suffered any damage, destruction or loss with respect to the Assets (whether or not covered by insurance) that would be reasonably likely to have a Material Adverse Effect;

(c)                                  suffered any substantial loss with respect to the Assets or waived any substantial right with respect to the Business, except in the ordinary course of business or that would not be reasonably likely to have a Material Adverse Effect;

(d)                                 agreed to sell, transfer or otherwise dispose of any assets having a fair market value at the time of sale, transfer or disposition of $10,000 or more in the aggregate or agreed to cancel any debts or claims, in each event other than in the ordinary course of business; or

(e)                                  increased or agreed to increase the compensation or bonuses or special compensation of any kind of any of its officers, employees or agents over the rate being paid to them on March 31, 2004, other than as set forth on Schedule 2.14 or normal merit and/or cost of living increases pursuant to customary arrangements consistently followed, or adopted or increased any benefit under any insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any such officer, employee or agent (with the foregoing to exclude any stay bonus offered or paid to any of the specified individuals by Buyer or by Seller at Buyer’s request).

2.15.                        Consents.  No consent, approval, authorization or order of any court, agency or any other person is required in order to permit Seller to consummate the transactions contemplated by this Agreement, except as contemplated on Schedule 2.15 and in Section 4.9; provided, however, that this representation shall not be deemed to apply to the Customer Contracts or any assignment thereof to Buyer as contemplated by Section 4.9 hereof.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that all of the following representations and warranties with respect to Buyer set forth in this Article III are true and correct at the time of this Agreement and at the time of the Closing:

3.1.                              Incorporation, Standing and Authority.  Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Colorado, and is duly qualified to transact business in the State of Washington.  Buyer has all requisite corporate power and authority to execute and deliver this Agreement, the Assumption Agreement and the other documents contemplated hereby, and to perform and comply with all of the terms, covenants and conditions to be performed and complied with by Buyer hereunder and thereunder.

3.2.                              Authorization and Binding Obligation.  The execution, delivery and performance of this Agreement by Buyer have been duly authorized by all necessary action on the part of Buyer.  This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms except to the extent that the enforceability hereof may be affected by the Equitable Exceptions.

3.3.                              Absence of Conflicting Agreements.  Subject to obtaining the Consents, the execution, delivery and performance of this Agreement and the documents contemplated hereby (with or without the giving of notice, the lapse of time, or both):  (i) does not require the consent of any third party;  (ii) will not conflict with the articles of incorporation or bylaws of Buyer;  (iii) will not conflict with, result in a breach of, or constitute a default under, any law, judgment, order, injunction, decree, rule, regulation or ruling of any court or governmental instrumentality, which is applicable to Buyer;  or (iv) will not conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, or accelerate or permit the acceleration of any performance required by the terms of, any agreement, instrument, license or permit to which Buyer is a party or by which Buyer may be bound, such that Buyer could not acquire or operate the Assets.

3.4.                              Consents.  No consent, approval, authorization or order of any court, agency or any other person is required in order to permit Buyer to consummate the transactions contemplated by this Agreement, except as contemplated on Schedule 3.4 and in Section 4.9.

3.5.                              Financing Commitment.  Buyer has, or will have prior to the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price and the other amounts to be paid by Buyer hereunder.

3.6.                              Litigation.  There is no claim, legal action, suit, arbitration, governmental investigation or other proceeding pending or, to Buyer’s knowledge, threatened, in which it is sought to restrain, prohibit, invalidate or obtain damages in respect of the consummation of the transactions contemplated hereby or that would reasonably be likely to adversely affect the timely consummation of the transactions contemplated by this Agreement.

3.7.                              Examination of Books and Records.  Buyer and its representatives have had the opportunity prior to the Closing Date to conduct due diligence and to make such examinations and investigations of the business, properties, assets and affairs of Seller with respect to the Assets and the Business, and to ask questions of Seller and its authorized representatives in such a manner as Buyer has deemed necessary or desirable for all purposes relating to this Agreement.  Based on the foregoing, Buyer has no reason to believe that any representation, warranty, covenant or agreement of Seller hereunder is incorrect or untrue.  In addition, Buyer has inspected the Assets and has determined that the Assets constitute all of the assets, tangible or intangible, necessary to operate the Business.  Accordingly, any deviation with respect to the Assets as examined by Buyer  from the listings thereof set forth on the schedules described in Article II shall not be deemed to be a breach of Seller’s representations in Article II hereof.  Notwithstanding Seller’s representations and warranties set forth in Section 2.13 hereof, Buyer is also engaged in the medical records release business and has sole responsibility with respect to its use of the Assets and its business practices with respect thereto following the Closing.

ARTICLE IV

SPECIAL COVENANTS AND AGREEMENTS

4.1.                              Interim Period Obligations Under Real Property Leases.

(a)                                  Seller and Buyer agree that within ten (10) days following the Closing Buyer shall tag and remove certain of the Assets, as selected by Buyer, located at St. James Tower, 920 N. 34th Street, Seattle, Washington (the “Seattle Leased Premises”).  Buyer shall indemnify and hold Seller harmless from any and all losses, costs, damages, claims and expenses caused by the removal of such Assets from such premises.  Unless Buyer has requested and Seller has granted in its sole discretion an extension of such ten-day period, any Assets that are remaining at the Seattle Leased Premises at the end of the ten-day period (or at the end of any extension thereof) shall be referred to as Untagged Assets and shall constitute Excluded Assets.  Buyer shall assume, pay, discharge and perform Seller’s obligations as lessee with respect to the Seattle Leased Premises described in the lease for the Seattle Leased Premises (including without limitation rent and utilities) for the period of any extension(s) beyond such ten-day period.

(b)                                 Seller and Buyer agree that following the Closing Buyer shall assume, pay, discharge and perform the obligations of Seller as “lessee” arising after the Closing under (i) the Real Property Lease for 501 West Lincoln Avenue, Yakima, Washington (the “Yakima Real Property Lease”) and (ii) the Real Property Lease for 2201 South 19th Street, Tacoma, Washington (the “Tacoma Real Property Lease”) through the end of the current lease terms thereof and, except as contemplated below, shall vacate the premises subject to the Yakima Real Property Lease and the Tacoma Real Property Lease at the end of the current lease terms thereof.  Buyer shall have no obligation with respect to the Yakima Real Property Lease or the Tacoma Real Property Lease other than with respect to the rent and other obligations of the lessee described in therein that arise after the Closing, and shall have no authority to extend, amend or modify either the Yakima Real Property Lease or the Tacoma Real Property Lease without the prior written consent of Seller or any affiliate thereof, which may be given or withheld in its sole discretion.  In the event that Buyer desires to remain at the premises that are the subject of either the Yakima Real Property Lease or the Tacoma Real Property Lease following the expiration of the current terms thereof, it shall give Seller prior notice in writing and shall negotiate directly with the applicable lessor thereof with respect to execution of a new lease agreement between such lessor and Buyer for its own account, which new lease agreement shall expressly provide or otherwise acknowledge that it does not in any manner obligate Seller or any affiliate thereof or is in any way based upon the credit or financial condition of Seller or any affiliate thereof.

(c)                                  Seller shall have access to the premises subject to each of the Yakima Real Property Lease, the Tacoma Real Property Lease and the Seattle Leased Premises upon reasonable advance notice and for a reasonable period of time following the Closing (not to exceed thirty (30) days) to remove Excluded Assets from such premises.

4.2.                              Transition to Buyer’s Software; Removal of Excluded Assets.  Seller shall provide Buyer with access promptly following the Closing to its personal computers to permit Buyer to install its software thereon; provided, however, that Buyer shall discontinue immediately following the Closing the use of the RIMS software currently installed on Seller’s personal computers.  Seller and Buyer shall agree on a date no later than thirty (30) days after the Closing following which Buyer will switch processing on such personal computers to its software platform and following which billing under the Customer Contracts and other functions shall cease to be performed on Seller’s systems.  Prior to such transfer and subsequent to the Closing, Buyer shall operate the Business utilizing the software and data contained on such equipment included within the Assets (except as described above) pursuant to a royalty-free license from Seller, which shall be automatically revoked after the 30th day following the Closing, and pursuant to which license access shall be made available only to the compiled object code of such software.  Such software and data shall be made available to Buyer under this Section 4.2 on an as-is, where-is basis, without warranty of any kind, and without any representation or warranty that such software and data is free of any defects, errors, malfunctions, viruses, bugs or Trojan horses.  Each of Seller and Buyer shall reasonably cooperate with the other party to effect such transfer.  In connection with such transfer, Buyer shall provide Seller with reasonable access for the thirty (30) day period following the Closing to facilitate Seller’s removal from the equipment included within the Assets of its software, data and Excluded Assets, including, without limitation confidential files and records that are not intended to be conveyed to Buyer hereunder.  Buyer shall indemnify and hold harmless Seller for any loss, claim, damage or expense suffered thereby arising from or based upon Buyer’s installation of or subsequent use of its software as described in this Section 4.2, without application of the

Threshold described in Section 6.2(b).  This indemnification is in addition to any other indemnification that may be provided in this Agreement.

4.3.                              Collection of Accounts Receivable and Other Amounts.  After the Closing, Seller shall continue to collect Accounts Receivable, and Buyer will cooperate with Seller in all commercially reasonable respects in such collection efforts and shall remit to Seller the proceeds of any Accounts Receivable received or collected by Buyer.  Seller may directly solicit the applicable account debtors with respect to collection of uncollected Accounts Receivable.  After the Closing, Seller shall remit to Buyer the proceeds of any account receivable received or collected by Seller and relating to services provided from and after the Closing Date.  Buyer shall not settle, compromise, write down or write off any Accounts Receivable without Seller’s prior written consent, which may be given or withheld in its sole discretion.

4.4.                              Taxes, Fees and Expenses.  (a) The parties to this Agreement shall cooperate with one another in the preparation of all tax returns, questionnaires, applications or other documents regarding any taxes or transfer, recording, registration or other fees that become payable in connection with the transactions contemplated by this Agreement that are required to be filed on or before the Closing Date, or in connection with the filing of any tax returns, the preparation for any audit by any taxing authority, the response to any inquiry by a taxing authority or security holder, the mailing or filing of any notice and the prosecution or defense of any claim, suit or proceeding relating to any tax returns or any other filing required to be made with any taxing authority or any other matter related to taxes.  Seller and Buyer shall cooperate with each other in the conduct of any audit or other proceeding related to taxes involving the Business prior to the Effective Time.  Buyer further agrees to (i) retain within its possession all books and records and all other information regarding taxes relating to the Assets or the conduct or operation of the Business for any taxable period or portion thereof ending on or before the Effective Time (the “Tax Information”) until the expiration of the statute of limitations applicable to Seller for such taxable periods (giving effect to any waiver or extension thereof), (ii) maintain the Tax Information in such manner so as to enable Seller to have prompt and complete access thereto and (iii) not destroy any Tax Information without the prior written consent of Seller (which consent shall not be unreasonably withheld) until the seventh anniversary of the Effective Time or the expiration of the statute of limitations applicable to Seller for such taxable periods (giving effect to any waiver or extension thereof), whichever is later.

(b)                                 Buyer and Seller agree that with respect to any income or payment subject to reporting or withholding occurring prior to and including the Effective Time, Seller shall be responsible for (i) the filing of any tax return (including, but not limited to, Forms 945 and 1042), information return (including, but not limited to, Forms 1099-B, 1099-INT, 1099-OID and 1042S), or withholding tax deposit coupons and (ii) the withholding and remittance of tax to each appropriate taxing authority, and the mailing of any related payee statement or notice to a securityholder.  Buyer shall be responsible for such filings with respect to any income or payment with respect to the Assets subject to reporting or withholding occurring on or after the Effective Time.

(c)                                  Seller shall pay the cost or expense of all sales, use, excise, transfer, purchase, recordation, retitling and documentary taxes and fees arising out of the transfer of the Assets pursuant to this Agreement (“Transfer Taxes”).  Except as otherwise provided in this Agreement, each party shall pay its own expenses incurred in connection with the authorization, preparation, execution and performance of this Agreement, including all fees and expenses of counsel, accountants, consultants, agents and other representatives.  Seller will remit these Transfer Taxes to the appropriate taxing authority by the due date of the Transfer Tax return for the month in which the Effective Time shall occur.

(d)                                 Buyer and Seller shall cooperate in the preparation and filing of any tax returns that are required to be filed in connection with Transfer Taxes.

4.5.                              Employee Matters.  (a) Buyer agrees that effective on the Closing Date each of Seller’s Employees who is listed on Schedule 4.5 shall be offered employment by Buyer (collectively, the “Transferred Employees”) at a level of benefits that is comparable to the benefits provided to similarly situated employees of Buyer.  Buyer shall assume all paid time off (“PTO”) obligations through the Closing Date with respect to the Transferred Employees; provided, however, that Buyer may apply one-half (½) of the aggregate cost of such assumed PTO obligations against the amount of the postage outstanding on the Pitney Bowes postage meter included in the Personal Property.

(b)                                 Buyer shall cause the Transferred Employees to be eligible to participate in its employee benefit plans, including its medical, dental, vision, disability, insurance and 401(k) plans.  For purposes of eligibility and vesting under such plans, the Transferred Employees who accept employment with Buyer on or about the Closing Date shall be given credit for their years of service for their most recent hire date with Seller, all benefit plan waiting periods shall be waived for such employees, and Buyer’s group medical plan shall give credit to such employees for amounts paid toward deductibles and co-payments, if any, under Seller’s medical plan for the current plan year.

4.6.                              Temporary Administrative Support.  At Buyer’s request, for a period of up to thirty (30) days following the Closing, Seller shall provide to Buyer temporary corporate office support services (which shall be provided by Pam Knudsen and Larry Blanco subject to their availability), on an as-needed basis at the hourly rates of $70 (plus expenses) for Ms. Knudsen and $45 (plus expenses) for Mr. Blanco (calculated in minimum ½ day increments).

4.7.                              Use of Intellectual Property Rights.  Immediately following the Closing, Buyer shall cease to use in all respects any and all of the Intellectual Property Rights, including without limitation all trade names, trademarks, service marks, slogans, domain names and other similar items used by Seller or any of its affiliated entities, and shall take all actions reasonably necessary to ensure that the Assets and the Business no longer appear to be affiliated in any manner with Seller, SOURCECORP, Incorporated or any of the affiliates thereof.

4.8.                              Putative Class Action Lawsuits.  Buyer acknowledges and agrees that, notwithstanding the retention by Seller under Section 1.6(b) of the liabilities and obligations of Seller associated with the legal matters styled “K.D. Severin vs. Auburn Regional Medical Center, Inc. et al.” and “Takashima vs. Overlake Hospital Medical Center et al.”, it will cooperate with Seller in all commercially reasonable respects in Seller’s defense of (or its efforts to settle or otherwise resolve) the foregoing matters and any other similar litigation and shall make any prospective fee changes necessary or appropriate with respect to the Assets and the Business and consistent with changes made by Buyer at its other facilities in jurisdictions subject to such litigation to resolve such matters or to mitigate the damages related thereto.

4.9.                              Consents.  (a) Seller shall use its commercially reasonable efforts to obtain following the Closing Date the Consents, including but not limited to the Material Consents identified by Buyer and Seller on Schedule 4.9 hereof.  Nothing herein shall require the expenditure or payment of any monies (other than in respect of normal and usual filing fees and the fees of Seller’s professional advisors) or the giving of any other consideration by Seller in order to obtain any Consent.  Buyer shall use its commercially reasonable efforts to cooperate with Seller in obtaining any Consents.  A Consent shall be deemed to have been obtained by Seller if the applicable licensing authority or contracting party has provided Seller with an unexecuted form of its Consent and has indicated its willingness to grant its Consent upon execution of such form by Buyer and Seller and/or upon confirmation that the Closing has occurred.

(b)                                 If such Consent with respect to a Customer Contract is not obtained following the Closing Date, Seller and Buyer shall use all reasonable efforts to enter into an arrangement with respect to such Customer Contract to provide Buyer with all of the benefits enjoyed by Seller thereunder, and Buyer shall perform all of the obligations under such Customer Contract arising from the Effective Time and enjoy the benefits thereof as though it had been assigned to Buyer, unless and until such Customer Contract has been terminated by the other party thereto or, as a result of the failure to obtain such Consent, a default occurs under the Customer Contract and deprives Buyer of the benefits of such Customer Contract.

4.10.                        Notice of Termination of Customer Contract.  Seller shall give Buyer prompt written notice in the event that it receives any notice or other written communication terminating, canceling or materially and adversely modifying, or giving notice of termination, cancellation or such modification of, a Customer Contract.

4.11.                        Brokers.  Each of Buyer and Seller shall indemnify and hold each other harmless against any fees, commissions, losses, liability or expenses (including reasonable attorneys’ fees) incurred by such party as a result of any person or entity acting on behalf of the other party as a broker or finder in connection with the transactions contemplated by this Agreement.

4.12.                        Confidentiality; Public Announcements.  Except as necessary for the consummation of the transactions contemplated hereby, or as required by law or in connection with proceedings relating to the Closing, Buyer and Seller will keep confidential any information that is obtained from the other party in connection with the transactions contemplated hereby and that is not readily available to members of the general public.  In the event this Agreement is terminated and the purchase and sale contemplated hereby abandoned, each of Buyer and Seller will return to the other party or dispose of all documents, work papers and other written material obtained by it in connection with the transactions contemplated hereby.  Prior to the Closing Date, neither Buyer nor Seller shall, without the approval of the other, make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that such party shall be so obligated by law or regulation, in which case such party shall give advance notice to the other and the parties shall use reasonable efforts to cause a mutually agreeable release or announcement to be issued.

4.13.                        Cooperation.  (a) Buyer and Seller shall cooperate fully with each other and their respective counsel, accountants and agents in connection with any actions required to be taken as part of their respective obligations under this Agreement, and Buyer and Seller shall execute such other documents as may be necessary and desirable to the implementation and consummation of this Agreement, and otherwise use their commercially reasonable efforts to consummate the transactions contemplated hereby and to fulfill their obligations hereunder.

(b)                                 From and after the Closing, Buyer shall cooperate with and shall make available to Seller upon reasonable prior notice and for reasonable periods of time such of the Transferred Employees as Seller shall request and reasonably determine to be necessary to assist Seller in Seller’s participation in any action, suit, proceeding, arbitration, investigation, dispute or inquiry, whether civil, criminal or administrative, whether known or unknown, threatened or pending, arising from or relating to any claims against the Assets or the Business relating to events occurring, or contractually required to occur, prior to the Effective Time.  Seller shall reimburse Buyer for reasonable travel, lodging and meal expenses incurred by such of the Transferred Employees that are immediately related to Buyer’s obligations under this Section 4.13, and shall reimburse Buyer for the cost of making Transferred Employees available to Seller for such purposes in an amount equal to such Transferred Employee’s salary for the period of time during which a Transferred Employee has been made available to Seller under this Section 4.13 (calculated in ½ day increments).  Buyer shall cause all Customer Contract Records to be retained until June 1, 2010.  Until June 1, 2010, Buyer shall allow Seller and its representatives to inspect or copy the Customer Contract Records during normal business hours and shall have the right to take possession of any such Customer Contract Records on June 1, 2010 provided that it has given Buyer sixty (60) days prior written notice.  Seller shall reimburse Buyer for reasonable copy expenses that are directly related to Buyer’s obligations under this Section 4.13.

4.14.                        Bulk Sales Compliance.  Each of Buyer and Seller waive compliance with the provisions of all applicable statutes relating to bulk transfers or bulk sales.

4.15.                        Non-Competition.  At Closing, Seller shall enter into a Noncompetition Agreement that provides that for a period of four (4) years commencing on the Closing Date, Seller will not, and Seller will not permit any affiliate of Seller to, directly or indirectly, sell or provide, within the State of Washington, any medical records release of information services to hospitals, clinics or other healthcare providers sold or provided by Seller at any time during the four-year period ending on the Closing Date or otherwise attempt to compete with Buyer with respect to the medical records release of information services in the State of Washington included within the Business to be sold by Seller to Buyer pursuant to this Agreement.  The parties agree (and the Noncompetition Agreement shall so provide) that the services to be subject to the restrictions on competition set forth in the Noncompetition Agreement shall be limited to the medical records release of information services to hospitals, clinics and other healthcare providers in the State of Washington and shall not include any conversion, imaging, data entry or electronic repository services or other services ancillary thereto provided by Seller or any affiliate thereof.  The parties hereto agree that the terms of the Noncompetition Agreement shall govern and supersede the above provisions of this Section 4.15.  Seller hereby assigns and transfers to Buyer on a quitclaim basis all rights it may have under the non-solicitation and non-competition agreements set forth on Schedule 4.15 with respect to the obligations of the promisors thereunder arising from and after the Closing Date; provided, however, that Seller makes no representations as to the validity or enforceability of such agreements.  To the extent present employees of Seller who are not Transferred Employees with such agreements (presently contemplated to be Pamela Knudsen, Larry Blanco, Nancy McIlvain, Christina Quigtar and Daren Schillinger) leave the employ of Seller or are terminated thereby after the Closing, each of Seller and Buyer shall be entitled to the rights and benefits granted to Seller under the provisions of such agreements, and to the extent any of the individuals listed in the parenthetical of this sentence become Transferred Employees, the noncompetition and nondisclosure obligations of such individuals under such agreements for the period from and after the Closing shall be assigned and transferred by Seller to Buyer on a quitclaim basis as described in the immediately preceding sentence.

ARTICLE V

CLOSING AND CLOSING DELIVERIES

5.1.                              Closing.  Subject to the satisfaction or waiver of all of the conditions set forth in Article V, the closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Locke Liddell & Sapp LLP in Dallas, Texas, or such other place or by such other means (e.g., telecopy and overnight delivery of original execution materials) as is agreed to by Buyer and Seller on June 4, 2004 or such other date as the parties may agree upon in writing (the “Closing Date”).

5.2.                              Deliveries by Seller.  Prior to or on the Closing Date, Seller shall deliver to Buyer the following, in form and substance reasonably satisfactory to Buyer and its counsel:

(a)                                  Transfer Documents.  The Bill of Sale and limited or special warranty deeds, titles, assignments and other transfer documents that shall be duly executed and sufficient to vest good title to the Assets in the name of Buyer or its permitted assigns, consistent with the terms of this Agreement;

(b)                                 Noncompetition Agreement.  The Noncompetition Agreement, executed by Seller;

(c)                                  Material Consents.  Subject to Section 4.9, each Material Consent;

(d)                                 Other Deliveries.  Any other deliveries required to be made by Seller prior to or on the Closing Date pursuant to this Agreement.

5.3.                              Deliveries by Buyer.  Prior to or on the Closing Date, Buyer shall deliver to Seller the following, in form and substance reasonably satisfactory to Seller and its counsel:

(a)                                  Purchase Price.  The Purchase Price as provided in Section 1.3;

(b)                                 Assumption Agreements.  The Assumption Agreement and other assumption agreements pursuant to which Buyer shall assume and undertake to perform the Assumed Liabilities consistent with the terms of this Agreement;

(c)                                  Other Deliveries.  Any other deliveries required to be made by Buyer prior to or on the Closing Date pursuant to this Agreement.

(d)                                 Condition Precedent.  The obligation of Buyer to purchase the Assets is subject to there being no event or circumstance immediately prior to the Closing that would constitute a Material Adverse Effect.

ARTICLE VI

SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND INDEMNIFICATION

6.1.                              Representations and Warranties.  All representations, warranties, covenants and agreements contained in this Agreement or in any document delivered in connection herewith shall survive the Closing Date for a period of eighteen (18) months thereafter.

6.2.                              Indemnification by Seller.  (a) Seller shall indemnify, defend and hold Buyer harmless against and with respect to, and shall reimburse Buyer for: (i) losses, liabilities or damages resulting from any untrue representation, breach of warranty or nonfulfillment of any covenant by Seller contained herein or in any certificate delivered by Seller to Buyer pursuant thereto; (ii) obligations of Seller not assumed by Buyer pursuant to the terms hereof; and (iii) actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including reasonable legal fees and expenses, resulting from any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity.

(b)                                 Notwithstanding the above, (i) Seller shall have no indemnification obligations under this Agreement unless Buyer has given Seller written notice of such claims within the applicable survival period provided for in Section 6.1, and (ii) indemnification shall only be made for claims of Buyer that exceed Seven Thousand Five Hundred Dollars ($7,500) (the “Threshold”) in the aggregate and to the extent of such excess over the Threshold; provided, that claims of Buyer pursuant to Section 6.2(a)(ii) shall be subject to indemnification without regard to the Threshold.  Seller’s indemnification obligations under this Agreement shall be calculated net of any amounts recoverable under insurance policies and net of any related Tax benefits.

(c)                                  In no event shall Seller’s aggregate obligation to indemnify Buyer pursuant to this Agreement exceed an amount equal to eighty percent (80%) of the Purchase Price paid by Buyer to Seller.

(d)                                 Notwithstanding the above, Seller’s obligation to Buyer under this Article VI with respect to a breach of the second sentence of Section 2.6 shall be determined by reference to such Customer Contract(s) that is the subject of such breach, and recovery with respect to any such breach shall be in an amount with respect to the applicable Customer Contract(s) equal to the revenues generated by such Customer Contract(s) during the previous twelve (12) months (less revenues received by Buyer under such Customer Contract after the Effective Time) divided by the revenues generated by all Customer Contracts during the previous twelve (12) months, multiplied by $750,000; provided, however, that there shall be no recovery under this Section 6.2(d) in the event that the customer(s) with respect to such Customer Contract(s) terminated to move such business to Buyer or an affiliate thereof.

6.3.                              Indemnification by Buyer.  (a) Buyer shall indemnify, defend and hold Seller harmless against and with respect to, and shall reimburse Seller for: (i) losses, liabilities or damages resulting from any untrue representation, breach of warranty or nonfulfillment of any covenant by Buyer contained herein or in any certificate delivered by Buyer to Seller pursuant hereto; (ii) obligations of Seller assumed by Buyer pursuant to the terms hereof; (iii) losses, liabilities or damages resulting from Buyer’s operation or ownership of the Assets or the Business at and after the Effective Time, including any and all liabilities arising under the Transferable Licenses or the Customer Contracts that relate to events occurring after the Effective Time and any other liabilities assumed by Buyer pursuant to Section 1.6; and (iv) actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including reasonable legal fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity.

(b)                                 Notwithstanding the above, (i) Buyer shall have no indemnification obligations under this Agreement unless Seller has given Buyer written notice of such claims within the applicable survival period provided for in Section 6.1, and (ii) indemnification shall only be made for claims of Seller that exceed the Threshold in the aggregate and shall only be made to the extent of such excess over the Threshold; provided, that claims of Seller pursuant to Section 6.3(a)(ii) shall be subject to indemnification without regard to time limit or the Threshold.  Buyer’s indemnification obligations under this Agreement shall be calculated net of any amounts recoverable under insurance policies and net of any related Tax benefits.

(c)                                  In no event shall Buyer’s aggregate obligation to indemnify Seller pursuant to this Agreement exceed an amount equal to eighty percent (80%) of the Purchase Price paid by Buyer to Seller.

6.4.                              Notice of Loss.  Except to the extent set forth in the next sentence, a party to the Agreement will not have any liability under the indemnity provisions of this Agreement with respect to a particular matter unless a notice setting forth in reasonable detail the breach or other matter that is asserted has been given to the Indemnifying Party (as defined below) and, in addition, if such matter arises out of a suit, action, investigation, proceeding or claim, such notice is given promptly, but in any event within thirty (30) days after the Indemnified Party (as defined below) is given notice of the claim or the commencement of the suit, action, investigation or proceeding.  Notwithstanding the preceding sentence, failure of the Indemnified Party to give notice hereunder shall not release the Indemnifying Party from its obligations under this Article VI, except to the extent the Indemnifying Party is actually prejudiced by such failure to give notice.  With respect to the items set forth in Section 6.2, Seller shall be the Indemnifying Party and Buyer shall be the Indemnified Party.  With respect to the items set forth in Section 6.3, Buyer shall be the Indemnifying Party and Seller shall be the Indemnified Party.

6.5.                              Right to Defend.  Upon receipt of notice of any suit, action, investigation, claim or proceeding for which indemnification might be claimed by an Indemnified Party, the Indemnifying Party shall be entitled to defend, contest or otherwise protect against such suit, action, investigation, claim or proceeding at its own cost and expense, and the Indemnified Party must cooperate in any such defense or other action.  The Indemnified Party shall have the right, but not the obligation, to participate at its own expense in a defense thereof by counsel of its own choosing, but the Indemnifying Party shall be entitled to control the defense unless the Indemnified Party has relieved the Indemnifying Party from liability with respect to the particular matter or if the Indemnifying Party fails or elects by written notice to the Indemnified Party not to assume defense of the matter.

In the event the Indemnifying Party shall fail or elect not to defend, contest or otherwise protect in a timely manner against any such suit, action, investigation, claim or proceeding, the Indemnified Party shall have the right, but not the obligation, to thereafter defend, contest or otherwise protect against the same and make any compromise or settlement thereof, and to recover the entire cost thereof from the Indemnifying Party, including without limitation, reasonable attorneys’ fees, disbursements and all amounts paid as a result of such suit, action, investigation, claim or proceeding or the compromise or settlement thereof; provided, however, that the Indemnified Party must send a written notice to the Indemnifying Party of any such proposed settlement or compromise, which settlement or compromise the Indemnifying Party may reject, in its reasonable judgment, within thirty (30) days of receipt of such notice.  Failure to reject such notice within such thirty (30) day period shall be deemed an acceptance of such settlement or compromise.  The Indemnified Party shall have the right to effect a settlement or compromise over the objection of the Indemnifying Party; provided, that if (i) the Indemnifying Party is contesting such claim in good faith or (ii) the Indemnifying Party is controlling the defense of the particular matter, the Indemnified Party waives any right to indemnity therefor.  If the Indemnifying Party is controlling the defense of such matter, the Indemnified Party shall not, so long as the Indemnifying Party does not abandon or elect by written notice to the Indemnified Party not to continue the defense thereof, be entitled to recover from the Indemnifying Party any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than the reasonable costs of investigation undertaken by the Indemnified Party with the prior written consent of the Indemnifying Party.

6.6.                              Cooperation.  Each of Buyer and Seller, and each of their affiliates, successors and assigns, shall cooperate with each other in the defense of any suit, action, investigation, proceeding or claim by a third party and, during normal business hours, shall afford each other access to their books and records and employees relating to such suit, action, investigation, proceeding or claim and shall furnish each other all such further information that they have the right and power to furnish as may reasonably be necessary to defend such suit, action, investigation, proceeding or claim.

6.7.                              Exclusivity of Remedies.  The remedies provided to Seller and Buyer by the post-closing indemnification provisions of this Article VI shall be the exclusive remedies to which the respective parties are entitled after the Closing for any breach of or noncompliance with the provisions of this Agreement or any instrument or document delivered in connection herewith or for any other claim whatsoever relating to this Agreement and the transactions contemplated hereby.  To the maximum extent permitted by applicable law, Buyer does hereby waive and release Seller from, and agrees to indemnify and hold Seller harmless against, any and all claims, causes of action, actions, suits and proceedings asserted or that may be asserted by Buyer against Seller with respect to the foregoing matters other than the rights of indemnification provided under this Article VI, and Seller does hereby waive and release Buyer from, and agrees to indemnify and hold Buyer harmless against, any and all claims, causes of action, actions, suits and proceedings asserted or that may be asserted by Seller against Buyer with respect to the foregoing matters, other than the rights of indemnification provided under this Article VI.

ARTICLE VII

MISCELLANEOUS

7.1.                              Notices.  All notices, demands and requests required or permitted to be given under the provisions of this Agreement shall be (i) in writing, (ii) delivered by personal delivery, facsimile or sent by commercial delivery service or registered or certified mail, return receipt requested, (iii) deemed to have been given on the date of personal delivery or the date set forth on the facsimile confirmation or in the records of the delivery service or the return receipt, and (iv) addressed as follows:

(i)	If to Seller, addressed to it at :	with copies to:

	Premier Acquisition Corp.	Locke Liddell & Sapp LLP
	3232 McKinney Avenue, Suite 1000	2200 Ross Avenue, Suite 2200
	Dallas, Texas 75204	Dallas, Texas 75201
	Facsimile No.: (214) 740-6598	Facsimile No.: (214) 740-8800
	Attn: General Counsel	Attn: Kent Jamison, Esq.

(ii)	If to Buyer, addressed to it at:	with copies to:

	Secure Health Information Corp.	Carr, McClellan, Ingersoll, Thompson
	23 Lake Bellevue, Suite 100	& Horn, Professional Law Corporation
	Bellevue, Washington 98005	216 Park Road
	Facsimile No.: (206) 340-9031	Burlingame, California 94010
	Attn: Mr. Brian Whiteside	Facsimile No.: (650) 342-7685
Attn: Mark A. Cassanego, Esq.
and marked “Personal and Confidential”

or to any such other or additional persons and addresses as the parties may from time to time designate in a writing delivered in accordance with this Section 7.1.

7.2.                              Benefit and Binding Effect.  Neither party hereto may assign this Agreement without the prior written consent of the other party hereto.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.3.                              Headings, Etc..  The headings herein are included for ease of reference only and shall not control or affect the meaning or construction of the provisions of this Agreement.  As used in this Agreement, the word “including,” is deemed to mean “including, without limitation.”  All references herein to Articles, Sections or Schedules are references to Articles, Sections or Schedules, respectively, of this Agreement unless the context clearly otherwise provides.

7.4.                              Gender and Number.  Words used herein, regardless of the gender and number specifically used, shall be deemed and construed to include any other gender, masculine, feminine or neuter, and any other number, singular or plural, as the context requires.

7.5.                              Entire Agreement.  This Agreement, all Schedules hereto, and all certificates to be delivered by the parties pursuant hereto collectively represent the entire understanding and agreement between Buyer and Seller with respect to the subject matter of this Agreement.  All Schedules to this Agreement shall be deemed part of this Agreement and incorporated herein, where applicable, as if fully set forth herein.  Each of Buyer and Seller acknowledges that it has not made any, and makes no, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein.  This Agreement supersedes all prior agreements and understandings between the parties with respect to the transactions contemplated by this Agreement.  This Agreement cannot be amended, supplemented or modified except by an agreement in writing that makes specific reference to this Agreement or an agreement delivered pursuant hereto, as the case may be, and which is signed by Buyer and Seller.

7.6.                              Waiver of Compliance; Consents.  Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

7.7.                              Severability.  If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

7.8.                              GOVERNING LAW; CONSENT TO JURISDICTION.  THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH LAWS OF THE STATE OF WASHINGTON. SUBJECT TO SECTION 7.9 HEREOF, THE PARTIES HERETO EXPRESSLY CONSENT AND AGREE THAT ANY DISPUTE, CONTROVERSY, LEGAL ACTION OR OTHER PROCEEDING THAT ARISES UNDER, RESULTS FROM, CONCERNS OR RELATES TO THIS AGREEMENT MAY BE BROUGHT IN THE FEDERAL AND STATE COURTS IN AND OF THE COUNTY OF DALLAS, STATE OF TEXAS IF BUYER IS THE INITIATING PARTY, AND IN AND OF THE COUNTY OF KING, STATE OF WASHINGTON IF SELLER IS THE INITIATING PARTY, AND DO HEREBY ACKNOWLEDGE THAT SAID COURTS HAVE JURISDICTION OVER SUCH DISPUTE OR CONTROVERSY AND HEREBY WAIVE ANY OBJECTION TO PERSONAL JURISDICTION OR THAT SUCH COURTS ARE AN INCONVENIENT FORUM.

7.9.                              Dispute Resolution.  If a dispute or controversy arises between the parties relating to this Agreement, the following procedure will be implemented before any party pursues other remedies available hereunder except that any party may seek injunctive relief from a court where appropriate in order to maintain the status quo while this procedure is being followed or to enforce this Section 7.9:

(a)                                  The parties will hold a meeting promptly, attended by persons with decision-making authority regarding the dispute or controversy, to attempt in good faith to negotiate a resolution of the dispute or controversy; provided, however, that no such meeting will be deemed to vitiate or reduce the obligations and liabilities of the parties hereunder or be deemed a waiver by a party hereto of any remedies to which such party would otherwise be entitled hereunder.

(b)                                 If, within thirty (30) days after such meeting, the parties have not succeeded in negotiating a resolution of the dispute or controversy, they hereby agree that such dispute or controversy shall be settled exclusively by arbitration, conducted before a panel of three (3) arbitrators in Dallas, Texas if Buyer is the initiating party and in Seattle, Washington if Seller is the initiating party, in either event in accordance with the rules of the American Arbitration Association then in effect.  The arbitrators shall not have the authority to add to, detract from, or modify any provision hereof nor to award punitive damages to any injured party.  A decision by a majority of the arbitration panel shall be final and binding.  Judgment may be entered on the arbitrators’ award in any court having jurisdiction under Section 7.8 hereof.  The costs of any arbitration proceeding and related attorneys’ fees (including the allocable cost of in-house counsel) shall be borne by the party or parties not substantially prevailing in such proceeding as determined by the arbitrators.

7.10.                        Counterparts.  This Agreement may be signed in any number of counterparts with the same effect as if the signature on each such counterpart were upon the same instrument.

[Signature page follows.]

IN WITNESS WHEREOF, this Agreement has been executed by Buyer and Seller as of the date first above written.

SELLER:

PREMIER ACQUISITION CORP.

By:	/s/ Charles S. Gilbert
Printed Name:	Charles S. Gilbert
Title:	Vice President & Secretary

BUYER:

SECURE HEALTH INFORMATION CORP.

By:	/s/ Brian Whiteside
Printed Name:	Brian Whiteside
Title:	President

PARENT:

SOURCECORP, INCORPORATED

By:	/s/ Ed H. Bowman, Jr.
Printed Name:	Ed H. Bowman, Jr.
Title:	President & CEO

EXHIBIT A

Definitions.  In addition to the terms defined within the Agreement, the terms set forth below shall have the following meanings in the Agreement:

“Accounts Receivable” means the rights of Seller to payment for the sale of goods or services by Seller or for other revenues generated by the Business prior to the Effective Time, whether evidenced by accounts or notes receivable, contract rights, commercial paper, debt securities or otherwise, as reflected on the books and records of Seller.

“Assets” means the real, personal and mixed property, both tangible and intangible, used primarily in the conduct of the Business, which properties are being sold, transferred or otherwise conveyed to Buyer under the Agreement, as specified in Section 1.1, other than the Excluded Assets.

“Assumed Liabilities”  shall have the meaning set forth in Section 1.6(a) of the Agreement.

“Assumption Agreement” shall have the meaning set forth in Section 1.7 of the Agreement.

“Bill of Sale” has the meaning set forth in Section 1.3 of the Agreement.

“Closing” means the consummation of the transactions contemplated by the Agreement in accordance with the provisions of Article V thereof.

“Closing Date” means the date of the Closing specified in Article V of the Agreement.

“COBRA” shall have the meaning set forth in Section 2.10 of the Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consents” means the material consents, permits or approvals of government authorities and other third parties necessary to transfer the Assets and Assumed Liabilities to Buyer or to assign to Buyer the Customer Contracts or otherwise to consummate the transactions contemplated by the Agreement.

“Customer Contract Records” shall have the meaning set forth in Section 1.1 of the Agreement.

“Customer Contracts” means all contract agreements relating to the services provided to customers or clients in connection with the Business to which Seller is a party or which are binding upon Seller and that are in effect on the date hereof, excluding contract agreements (i) between Seller and SOURCECORP, Incorporated or an affiliate thereof (the foregoing, the “SOURCECORP Affiliated Group”) (ii) to which Seller is a party and that relate to goods or services to be provided by or to Seller and another member or members of the SOURCECORP Affiliated Group, and (iii) comprising the Real Property Leases.

“Effective Time” means 12:01 a.m., Pacific Daylight Savings Time, on the Closing Date.

“Employee Benefit Plans” shall have the meaning set forth in Section 2.10 of the Agreement.

“Equitable Exceptions” shall have the meaning set forth in Section 2.2 of the Agreement.

“ERISA” shall have the meaning set forth in Section 2.10 of the Agreement.

“Excluded Assets” shall have the meaning set forth in Section 1.2 of the Agreement.

“Financial Statements” shall have the meaning set forth in Section 2.7 of the Agreement.

“GAAP” shall have the meaning set forth in Section 1.5 of the Agreement.

“Indemnified Party” shall have the meaning set forth in Section 6.4 of the Agreement.

“Indemnifying Party” shall have the meaning set forth in Section 6.4 of the Agreement.

“Intellectual Property Rights” means all trademarks, trademark applications, trade names, patents, patent applications, service marks, service mark applications, copyrights, slogans, domain names, logos and other similar intangible property rights owned by Seller and used in the conduct of the Business.  Intellectual Property Rights of Seller shall be Excluded Assets.

“IRS” shall mean the Internal Revenue Service.

“Licenses” means all of the material licenses, permits and other authorizations issued by the applicable federal, state or local governmental authorities to Seller in connection with and that are material to the conduct of the Business.

“Liens” means any mortgage, pledge, lien, security interest or encumbrance other than (i) Liens which, individually or in the aggregate, are not reasonably likely to result in a Material Adverse Effect, (ii) Liens created by or through Buyer or any affiliate thereof and (iii) Liens disclosed in this Agreement or in any schedule or exhibit hereto.

“Material Adverse Effect” means any effect or change that is materially adverse to the operations, results or financial condition of the Assets or the Business, other than effects or changes resulting from general economic conditions.

“Material Consent” means a Consent which, if not obtained, would (i) have a Material Adverse Effect or (ii) materially and adversely affect Buyer’s ability to operate the Business and utilize the Assets as now being operated and utilized.

“Noncompetition Agreement” shall mean the Noncompetition Agreement between Seller, as promisor, and Buyer.

“Personal Property” means all of the machinery, equipment (mobile or otherwise), tools, vehicles, furniture, fixtures, furnishings, leasehold improvements, office equipment, computers, inventory, spare parts, supplies and other tangible personal property owned or leased by Seller and used as of the date hereof in the conduct of the Business, and such additions thereto and deletions therefrom arising in the ordinary course of business between the date hereof and the Closing Date, including the property listed or described on Schedule 2.5.

“Purchase Price” means the purchase price specified in Section 1.4 of the Agreement.

“Real Property” means fee estates and buildings, fixtures and other improvements thereon, leasehold interests, easements, licenses, rights to access, rights-of-way and other real property interests, if any, owned or leased by Seller and used as of the date hereof in the conduct of the Business, and such additions thereto and deletions therefrom arising in the ordinary course of business between the date hereof and the Closing Date.

“Real Property Leases” shall have the meaning set forth in Section 2.4 of the Agreement.

“Seattle Leased Premises” shall have the meaning set forth in Section 4.1(a) of the Agreement.

“Seller’s Employees” means the employees of Seller involved in the Business.

“Tacoma Real Property Lease” shall have the meaning set forth in Section 4.1(b) of the Agreement.

“Threshold” shall have the meaning specified in Section 6.2(b) of the Agreement.

“Transferable Licenses” means the Licenses that may be transferred or assigned by Seller to Buyer without the payment of consideration or the assumption of additional liability by Seller.

“Transferred Employees” shall have the meaning set forth in Section 4.5 of the Agreement.

“Untagged Assets” shall have the meaning set forth in Section 4.1(a) of the Agreement.

“Yakima Real Property Lease” shall have the meaning set forth in Section 4.1(b) of the Agreement.